082-05221
RECEIVED
2010 AUG 18 P 1:21
SUPPL


10016180



On Course.

2010

SHAREHOLDER INFORMATION for the 1st half-year

BWT
BEST WATER TECHNOLOGY

BWT – The Water Company

BWT in H1: revenues and EBITDA +15%

The BWT – Best Water Technology – Group, the European market leader in water treatment, is continuing on its growth path. In the first half of 2010, revenues increased by 15.2%, EBITDA by 15.8% and EBIT by 4.2% year-on-year. The non recurring income from the sale of a minority interest in the previous year meant that consolidated earnings after minority interests fell by 13.5%.

BUSINESS PERFORMANCE in H1 and Q2

Consolidated revenues H1: €230.4 million, +15.2% year-on-year Q2: €118.3 million, +9.5% year-on-year

In the first half of the year, the BWT Group's consolidated revenues increased by 15.2% year-on-year, from €200.0 million to €230.4 million. This development was primarily driven by the Pharma and zeta Group companies that were included in consolidation for the first time this year, which made a total contribution of €30 million to consolidated earnings and were responsible for growth of 15%.

The development of the individual segments was as follows:

Segment – revenues in T€	1st half-year / 2010	1st half-year / 2009	+/– %
Austria / Germany	110,228	82,725	+33.2%
France / Benelux	49,149	51,380	–4.3%
Scandinavia	21,887	22,134	–1.1%
Italy / Spain	17,722	16,323	+8.6%
Switzerland / Others	31,377	27,404	+14.5%
BWT Group	230,362	199,966	+15.2%

Segment – revenues in T€	2nd quarter / 2010	2nd quarter / 2009	+/– %
Austria / Germany	57,594	47,985	+20.0%
France / Benelux	24,140	24,998	–3.4%
Scandinavia	11,067	11,624	–4.8%
Italy / Spain	8,936	8,466	+5.6%
Switzerland / Others	16,589	14,975	+10.8%
BWT Group	118,326	108,048	+9.5%

In addition to the newly consolidated Pharma and zeta companies with more than €21 million, the encouraging growth in the residential business and doubled point-of-use revenues (+111%) contributed to the above-average growth in the Austria / Germany segment.

In France / Benelux, lower revenues in the areas of residential and industrial technology led to an overall reduction in revenues of 4.3%. PoU and service activities were further expanded.

In the Scandinavia segment, the new pharmaceutical water sales were not quite sufficient to offset the downturn in revenues at the HOH Group, particularly in Denmark and Finland.

In the second quarter, BWT's subsidiaries in Italy and Spain again successfully reinforced their position in an especially difficult market environment. The Italian subsidiary Cillichemie Italiana and the PoU and service business enjoyed particularly strong development.

Growth in the Switzerland / Others segment was attributable to the newly consolidated pharmaceutical water treatment companies in Switzerland, Ireland and China and increased revenues in Russia. By contrast, revenues at the BWT companies in Poland, Hungary and the Czech Republic declined again.

All in all, revenues in the point-of-entry business increased by 12.9% in the first six months. Point-of-use products recorded growth of almost 43% in the same period, accounting for around 6% of consolidated revenues. This development was driven by all of the product lines ("BWT-water & more" coffee machine filters, "Perfect Water" table water filters and water dispensers). Service business grew by 16.7%, largely as a result of the newly consolidated pharmaceutical water companies. Services accounted for 22.2% of total consolidated revenues.

At the end of June 2010, the BWT Group's order book amounted to €88.5 million (previous year: €62.7 million). This increase is largely attributable to the new pharmaceutical water companies; however, the order book would have grown by 8.3% even without this consolidation effect.

RESULTS OF OPERATIONS

Operating earnings before interest, taxes, depreciation and amortization (EBITDA) increased by 15.8% year-on-year to €27.6 million, thereby slightly exceeding the rate of revenue growth. EBITDA accounted for 12.0% of revenues after 11.9% in the previous year. In the second quarter, EBITDA increased by 12.4% to €16.2 million, accounting for 13.7% of revenues (previous year: 13.4%).

EBITDA H1: €27.6 million, +15.8% year-on-year; Q2: €16.2 million (+12.4%)
EBIT H1: €19.2 million, +4.2% year-on-year; Q2: €11.4 million (-3.5%)
Consolidated earnings after minority interests H1: €14.5 million, -13.5% year-on-year; Q2: €9.0 million (-27.7%)

Increased depreciation and amortization due to the investments in fixed assets for the PoU business and the new Pharma activities over recent years and goodwill impairment led to higher depreciation and amortization expense, meaning that cumulative EBIT only rose by 4.2% in the first half of the year. EBIT accounted for 8.3% of revenues after 9.2% in the previous year. In Q2, EBIT declined by 3.5% to €11.4 million as a result of the increased depreciation and amortization expense, accounting for 9.6% of sales (previous year: 10.9%).

The cost of materials including changes in inventories improved from 39.1% to 38.9% of revenues in the first half of the year and from 40.6% to 39.1% of revenues in Q2.

Personnel expenses increased by 18.2% to €74.8 million in the first half of the year. Of this figure, 14.8% was attributable to the new Pharma companies, meaning that personnel expenses rose by 3.4% on a like-for-like basis. In the second quarter, personnel expenses increased by 18.1%.

The balance of other operating income and expenses increased by 10.7%, from €34.8 million to €38.5 million, largely as a result of acquisitions; this corresponds to 16.7% of revenues (previous year: 17.4%).

EBIT in the individual business segments developed as follows in the first half of the year:

Segment EBIT in T€	1st half-year / 2010	1st half-year/ 2009	+/- %
Austria / Germany	5,843	6,285	-7.0%
France / Benelux	4,154	4,526	-8.2%
Scandinavia	2,922	3,601	-18.9%
Italy / Spain	2,407	1,695	+42.0%
Switzerland / Others	3,873	2,313	+67.4%
BWT Group	19,199	18,420	+4.2%

Segment EBIT in T€	2nd Quarter / 2010	2nd Quarter / 2009	+/- %
Austria / Germany	5,114	5,851	-12.6%
France / Benelux	1,681	1,577	+6.6%
Scandinavia	1,578	2,103	-25.0%
Italy / Spain	1,124	915	+22.7%
Switzerland / Others	1,912	1,372	+39.3%
BWT Group	11,409	11,818	-3.5%

The Austria / Germany segment was negatively impacted in particular by the extraordinary goodwill impairment of €1.5 million. The additional earnings from the pharmaceutical water activities and the positive performance at BWT Germany were not enough to offset this non-recurring effect.
The downturn in revenues in France / Benelux led to an 8.2% reduction in EBIT to €4.2 million.
The decrease in earnings in the Scandinavia segment is primarily attributable to lower revenues in Denmark, which were not fully offset by the new pharmaceuticals business at the Swedish subsidiary.
Earnings development in the Italy / Spain segment remained encouraging, particularly thanks to the Italian subsidiary.
The positive development in Switzerland, cost savings in Eastern Europe and additional earnings contributions from pharmaceutical water activities led to EBIT in the Switzerland / Others segment increasing to €3.9 million.

The prior-year financial result included non-recurring income from the sale of a 12% interest in a waterworks in the Maldives in the amount of €4.5 million, which was only partially offset by improved net interest and investment income in the first half of the current financial year.

Earnings before taxes amounted to €18.9 million at the end of June, down 12.8% on the prior-year figure of €21.6 million.

The Group tax rate in the first half of 2010 was 22.8% after 22.4% in the same period of the previous year.

Consolidated earnings after minority interests amounted to €14.5 million in the year to date compared with €16.8 million in the previous year (13.5%). This means that, despite the higher level of depreciation and amortization, the Group successfully made up for around half of the non-recurring income from the sale of a minority interest in the previous year. Earnings per share amounted to €0.84 as of June 30 compared with €0.96 in the previous year.

NET ASSETS AND FINANCIAL POSITION

Cash flow from operating activities €+1.8 million (previous year: €+13.9 million)
Investments in fixed and intangible assets €4.2 million (previous year: €5.1 million)
Gearing 19.4% (previous year: 12.1%)
Equity ratio 46.8% (previous year: 51.1%)

Cash flow from earnings improved from €22.9 million in the previous year to €27.4 million in the first six months of 2010. However, revenue growth led to an increase in working capital, particularly in the area of inventories and receivables from customers. As a result, cash flow from operating activities declined significantly year-on-year from €+13.9 million to €+1.8 million.

Despite lower investments in fixed assets (€4.2 million compared with €5.1 million), cash flow from investment activities deteriorated from €+2.8 million to € 3.9 million, as the prior-year figure included the proceeds from the sale of the interest in the Maldives.

A dividend of €6.9 million was paid to our shareholders in June (previous year: €6.6 million), while €4.8 million was invested in the acquisition of treasury shares in the first half of the year (previous year: €0.9 million). Although the net debt of the BWT Group increased from €17.8 million to €30.8 million, gearing (the ratio of net debt to equity) remained at a low level of 19.4% (previous year: 12.1%).

As of June 30, 2010, the BWT Group's equity amounted to 46.8% of total assets, compared with 48.5% as of December 31, 2009 and 51.1% as of June 30, 2009. This decrease in the equity ratio was attributable to the higher level of total assets following the acquisition of the pharmaceutical water activities. In absolute terms, equity increased to €158.4 million (June 30, 2009: €147.6 million).

The number of people employed by the BWT Group increased from 2,345 in the previous year to 2,630 at the reporting date. This development is due to the Pharma companies consolidated since last October and the zeta Group, which was fully consolidated in December 2009. Production capacities for point-of-use business in Austria were expanded, while the workforce in Scandinavia and Eastern Europe was scaled back to reflect revenue development.

Number of employees as of June 30: 2,630 (previous year: 2,345)

OUTLOOK

In addition to the expansion of point-of-use business, revenue growth at the BWT Group was driven by the Pharma and zeta Group companies that have been included in consolidation since last October and December respectively. This consolidation effect and the new British subsidiary Best Water Technology UK are also expected to have a positive impact in the next quarter. BWT's target for the current financial year is to compensate for the positive non-recurring effect from the sale of an investment in the previous year through operating earnings growth, thereby ensuring that consolidated earnings remain at the prior-year level on the whole. The figures for the first half of the year show that this target is challenging but achievable. However, the extremely volatile market conditions in the various regions will again demand flexible decisions at short notice.

The BWT Group will continue to work systematically on the implementation of its brand strategy with a view to bringing the BWT brand "from the cellar to the table" through the expansion of its point-of-use activities.

Mondsee, in July 2010

The Management Board



Andreas Weissenbacher
Chief Executive Officer



Gerhard Speigner
Chief Financial Officer

BWT Aktiengesellschaft

CONSOLIDATED FINANCIAL STATEMENTS

1st half-year




BWT
BEST WATER TECHNOLOGY

I. BWT Group: Consolidated income statement for the first half-year

T€ (unaudited)	1st half-year 2010 Amount	%	1st half-year 2009 Amount	%
REVENUE	230,361.9	100.0	199,965.5	100.0
Other operating income	2,910.5	1.3	2,649.2	1.3
Changes in inventories of finished goods and work in progress	2,713.9	1.2	–243.6	–0.1
Work performed by the enterprise and capitalized	146.4	0.1	321.9	0.2
Cost of materials and cost of purchased services	–92,216.7	–40.0	–77,865.9	–38.9
Staff costs	–74,767.1	–32.5	–63,259.2	–31.6
Other operating expenses	–41,597.5	–18.1	–37,771.9	–18.9
EBITDA	27,551.5	12.0	23,795.9	11.9
Depreciation and impairments	–8,352.5	–3.6	–5,375.7	–2.7
PROFIT FROM OPERATING ACTIVITIES	19,199.0	8.3	18,420.3	9.2
Financial income	885.8	0.4	4,860.4	2.4
Share in earnings of associated companies	–39.7	0.0	0.0	0.0
Financial expenses	–1,167.7	–0.5	–1,637.4	–0.8
Profit before taxes	18,877.4	8.2	21,643.3	10.8
Taxes on income	–4,296.7	–1.9	–4,843.9	–2.4
Net profit for the period before minority interest	14,580.7	6.3	16,799.3	8.4
Of which attributable to:				
Minority shares	58.0	0.0	17.1	0.0
Shareholders of the parent company	14,522.7	6.3	16,782.3	8.4
Earnings per share (€):				
Basic	0.84		0.96	
Average number of shares outstanding	17,293,913		17,462,656	

II. Consolidated income statement for the second quarter

T€ (unaudited)	2nd quarter 2010 Amount	%	2nd quarter 2009 Amount	%
REVENUE	118,325.8	100.0	108,047.8	100.0
Other operating income	1,526.7	1.3	1,435.5	1.3
Changes in inventories of finished goods and work in progress	2,556.4	2.2	–278.8	–0.3
Work performed by the enterprise and capitalized	70.1	0.1	155.1	0.1
Cost of materials and cost of purchased services	–48,801.4	–41.2	–43,542.5	–40.3
Staff costs	–36,878.1	–31.2	–31,228.7	–28.9
Other operating expenses	–20,553.0	–17.4	–20,128.2	–18.6
EBITDA	16,246.3	13.7	14,460.2	13.4
Depreciation and impairments	–4,837.4	–4.1	–2,641.8	–2.4
PROFIT FROM OPERATING ACTIVITIES	11,408.9	9.6	11,818.4	10.9
Financial income	501.0	0.4	4,708.9	4.4
Share in earnings of associated companies	–32.6	0.0	0.0	0.0
Financial expenses	–617.1	–0.5	–836.6	–0.8
Profit before taxes	11,260.2	9.5	15,690.7	14.5
Taxes on income	–2,155.6	–1.8	–3,161.6	–2.9
Net profit for the period before minority interest	9,104.6	7.7	12,529.2	11.6
Of which attributable to:				
Minority shares	59.6	0.1	16.5	0.0
Shareholders of the parent company	9,044.9	7.6	12,512.6	11.6
Earnings per share (€):				
Basic	0.53		0.72	
Average number of shares outstanding	17,190,387		17,446,081	

Group statement of comprehensive income for the first half-year

T€ (unaudited)	1st half-year 2010	1st half-year 2009
Net profit for the period	14,580.7	16,799.3
Other income		
Valuation of securities ("available-for-sale", pursuant to IAS 39)	1,067.6	332.1
Associated taxes	–266.9	–83.0
Deferred taxes of valuation of own shares	0.0	170.3
Foreign exchange effects	1,969.6	–362.8
Total other income	2,770.3	56.7
Comprehensive income for the period	17,351.0	16,856.1
Thereof:		
Shareholders of the parent company	17,293.0	16,839.0
Minority interests	58.0	17.1

III. Consolidated balance sheet

T€	As at 30.6.2010 (unaudited)	As at 31.12.2009 (audited)
ASSETS		
Goodwill	30,979.4	32,523.2
Other intangible assets	20,710.2	21,712.0
Tangible assets	80,411.7	79,796.5
Financial assets	4,833.9	3,883.0
Interests in associated companies	196.8	236.4
Other receivables from third parties	783.8	777.8
Deferred tax claims	7,735.7	7,235.6
Non-current assets	145,651.5	146,164.6
Inventories	71,400.0	64,896.3
Trade receivables	79,097.7	65,533.9
Receivables from long-term orders	11,716.9	13,953.1
Income tax reimbursement claims	3,526.8	1,920.8
Other receivables from third parties	9,794.3	6,333.1
Cash and cash equivalents	17,117.1	16,164.1
Current assets	192,652.9	168,801.4
BALANCE SHEET TOTAL	338,304.4	314,965.9

T€	As at 30.6.2010 (unaudited)	As at 31.12.2009 (audited)
EQUITY AND LIABILITIES		
Share capital	17,833.5	17,833.5
Capital reserves	17,095.8	17,095.8
Retained earnings		
accumulated profit	133,006.0	125,359.4
other earnings	−1,097.4	−1,393.2
currency translation	952.6	−1,017.0
available-for-sale	1,244.7	444.0
Treasury shares	−11,245.4	−6,421.6
	157,789.8	151,901.0
Minority shares	590.3	927.9
Equity	158,380.1	152,828.9
Provisions for social capital	24,071.5	24,338.2
Deferred tax liabilities	6,238.0	5,967.7
Other provisions	2,350.8	2,274.4
Interest-bearing financial liabilities	6,709.3	12,932.6
Other liabilities	479.0	525.8
Non-current liabilities	39,848.5	46,038.8
Current income tax liabilities	4,092.2	3,905.0
Other provisions	9,379.2	10,021.6
Interest-bearing financial liabilities	41,162.1	21,149.8
Trade payables	35,654.3	38,102.9
Payables for long-term orders	7,268.4	5,860.3
Other liabilities	42,519.7	37,058.6
Current liabilities	140,075.8	116,098.2
BALANCE SHEET TOTAL	338,304.4	314,965.9

IV. Cash flow statement for the first half-year

T€ (unaudited)	1st half-year 2010	1st half-year 2009
Cash and cash equivalents as at 1 January	16,164.1	13,484.4
Cash flow from earnings	27,439.6	22,872.2
+/- Changes in working capital	–25,602.3	–8,925.8
Cash flow from operating activities	1,837.3	13,946.4
Cash flow from investment activities	–3,851.2	2,758.3
Cash flow from financing activities	3,583.8	–14,679.1
Other (changes in exchange rates etc.)	–616.8	–362.8
Cash and cash equivalents as at 30 June	17,117.1	15,147.2

V. Change in shareholders' equity for the first half-year

			Retained profit							
T€	Share capital	Capital reserves	accumulated profit/loss	accumulated other income	currency translation	available for sale	Treasury shares	Total	Minority shares	Total
As at 31.12.2009	17,833.5	17,095.8	125,359.4	–1,393.2	–1,017.0	444.0	–6,421.6	151,901.0	927.9	152,828.9
Comprehensive income	0.0	0.0	14,522.7	0.0	1,969.6	800.7	0.0	17,293.0	58.0	17,351.0
Acquisition of minority interests	0.0	0.0	0.0	295.8	0.0	0.0	0.0	295.8	–375.8	–80.0
Dividends	0.0	0.0	–6,876.2	0.0	0.0	0.0	0.0	–6,876.2	–19.8	–6,895.9
Share buyback 2010	0.0	0.0	0.0	0.0	0.0	0.0	–4,823.8	–4,823.8	0.0	–4,823.8
Other changes	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
As at 30.06.2010	17,833.5	17,095.8	133,006.0	–1,097.4	952.6	1,244.7	–11,245.4	157,789.8	590.3	158,380.1

			Retained profit							
T€	Share capital	Capital reserves	accumulated profit/loss	accumulated other income	currency translation	available for sale	Treasury shares	Total	Minority shares	Total
As at 31.12.2008	17,833.5	17,095.8	108,988.1	–226.7	–961.3	331.1	–5,292.6	137,767.9	383.8	138,151,7
Comprehensive income	0.0	0.0	16,952.6	0.0	–362.8	249.1	0.0	16,839.0	17.1	16,856.1
Acquisition of minority interests	0.0	0.0	0.0	84.2	0.0	0.0	0.0	84.2	0.0	84.2
Dividends	0.0	0.0	–6,629.5	0.0	0.0	0.0	0.0	–6,629.5	0.0	–6,630.5
Share buyback 2009	0.0	0.0	0.0	0.0	0.0	0.0	–878.4	–878.4	0.0	–878.4
Other changes	0.0	0.0	1.4	0.0	0.0	0.0	0.0	1.4	2.5	3.9
As at 30.6.2009	17,833.5	17,095.8	119,312.7	–142.5	–1,324.1	580.2	–6,171.0	147,184.7	402.3	147,587.0

VI. Notes to the interim consolidated financial statements as of June 30, 2010

1. General information and principles

The present interim consolidated financial statements of BWT AG, domiciled at Walter-Simmer-Strasse 4, 5310 Mondsee, Austria, were prepared in accordance with the principles of the International Financial Reporting Standards (IFRSs) and the provisions on interim financial statements (IAS 34) under the supervision of the Management Board and released for publication by resolution of the Management Board on July 28, 2010.

The interim consolidated financial statements do not include all the information and data required for the annual consolidated financial statements. Accordingly, the interim financial statements should be read in conjunction with the last annual consolidated financial statements as of December 31, 2009, particularly with reference to the unchanged accounting policies described therein.

The number of entities included in consolidation is 54, six lower than as of December 31, 2009.

2. Seasonality of operations

Shifts in the product mix, newly launched products and first-time consolidations after acquisitions may lead to variations in the period breakdown of revenues and earnings.

3. Dividend payments

On June 2, 2010, a dividend of €0.40 per share was paid out on the basis of a resolution adopted at the General Shareholders Meeting on May 26, 2010, totaling €6,876,154.80 for 17,190,387 shares due. In the previous year, dividends paid out totaled €6,629.5 thousand (€0.38 per share).

4. Other operating income

The structure of other operating income is as follows:

1.1. - 30.6. (unaudited) T€	2010	2009
Gains on the disposal of property, plant and equipment	56.0	131.5
Rental/lease income and royalties	483.9	214.9
Income from bonus/commission agreements	0.0	113.3
Proceeds from further settlement of services	382.5	655.7
Proceeds from further settlement of transport costs	442.5	436.0
Miscellaneous	1,545.6	1,097.9
	2,910.5	2,649.2

Die übrigen Erträge betreffen unter anderem Erlöse aus abgeschriebenen Forderungen und Wertaufholungen sowie Erträge aus gewonnenen Prozessen.

5. Financial result

1.1. - 30.6. (unaudited) T€	2010	2009
Profit distributions from equity interests	549.5	130.7
Income from profits of financial investments	217.0	4,452.0
Income from other securities	0.8	2.0
Other interest and similar Income	118.5	275.8
	885.8	4,860.4
Expenses from equity interests	–39.7	0.0
Impairment losses of financial investments	–58.2	–0.7
Interest expense for social capital pursuant to IAS 19	–608.6	–600.7
Interest and similar expenses	–500.9	–1,036.0
	–1,167.7	–1,637.4

6. Income taxes

The structure of income taxes is as follows:

1.1.–30.6. (unaudited) - T€	2010	2009
Corporate income tax for the period	–4,674.2	–5,351.8
Corporate income tax previous years	–19.4	72.5
Change in deferred taxes	396.9	435.3
TOTAL	–4,296.7	–4,843.9

7. Segment reporting

1.1.–30.6.2010 T€	Austria/ Germany	France/ Benelux	Scandinavia	Italy/Spain	Switzerland/ Others	Elimination	Total
External revenue	110,227.6	49,148.7	21,886.5	17,722.3	31,376.8		230,361.9
Internal revenue	11,137.3	1,648.7	220.0	153.1	12,082.3	–25,241.5	0.0
Total	121,364.9	50,797.4	22,106.6	17,875.4	43,459.1	–25,241.5	230,361.9
Segment result (EBIT)	5,842.6	4,154.0	2,921.7	2,407.6	3,873.2		19,199.0
Financial result							–321.6
Taxes on income							–4,296.7
Minority interests							–58.0
Net profit attributable to shareholders of the parent company							14,522.7

1.1. – 30.6.2009 in T€	Austria/ Germany	France/ Benelux	Scandinavia	Italy/Spain	Switzerland/ Others	Elimination	Total
External revenue	82,724.9	51,379.9	22,133.2	16,323.3	27,404.2		199,965.5
Internal revenue	6,847.7	1,565.0	103.1	22.8	722.3	–9,260.9	0.0
Total	89,572.6	52,944.8	22,236.3	16,346.1	28,126.5	–9,260.9	199,965.5
Segment result (EBIT)	6,284.9	4,525.8	3,601.1	1,695.4	2,313.2		18,420.3
Financial result							3,223.0
Taxes on income							–4,843.9
Minority interests							–17.1
Net profit attributable to shareholders of the parent company							16,782.3

The table below presents the assets of the Group broken down into segments as of June 30, 2010 and December 31, 2009:

T€	Austria/ Germany	France/ Benelux	Scandinavia	Italy/Spain	Switzerland/ Others	Elimination	Total
As at June 30, 2010	187,505.1	54,652.1	26,833.9	26,174.8	79,370.0	–36,231.4	338,304.4
As at December 31, 2009	167,091.8	52,103.8	34,820.6	23,783.0	75,747.5	–38,594.9	314,965.9

8. Fixed assets

In the first six months of the 2010 financial year, the BWT Group invested a total of €4,203.1 thousand (previous year: €5,091.0 thousand) in property, plant and equipment and intangible assets.

Asset disposals with a residual carrying amount of €343.3 thousand (previous year: €3,542.0 thousand) resulted in a total gain of €210.0 thousand (previous year: €4,472.8 thousand).

9. Financing activity
Interest-bearing financial liabilities increased by €13,788.9 thousand in the first six months of the year. This was due to higher working capital requirements, the dividend payment and the share buyback. This was primarily financed through the utilization of short-term credit facilities with banks.

10. Other liabilities and contingent liabilities
The Company has taken out standard liability insurance and guarantees for its project business and ongoing operations. Utilization of the policies and guarantees taken out is unlikely as of the reporting date.

The Company also signed a letter of commitment for the acquisition of land with a forecast purchase price of around €770.0 thousand, which is expected to be implemented in the 2010 financial year.

11. Derivative financial instruments
The BWT Group concluded the following forward exchange transactions to hedge currency risk:

30.6.2010 (unaudited)	Currency	Nominal value	Market value T€
Forward sale CHF against EUR	TCHF	275.5	−7.5
Forward purchase USD against EUR	TUSD	130.0	0.9
Forward purchase USD against CHF	TUSD	800.0	−17.6

12. Related party disclosures
In the first six months of 2010, the BWT Group did not receive any materials or services from related parties (previous year: €2,243.0 thousand), while it provided related parties with materials and services amounting to €1,527.1 thousand (previous year: €2,946.8 thousand). At the interim balance sheet date June 30, 2010, the BWT Group had receivables from related parties in the amount of €297.8 thousand (previous year: €1,230.8 thousand) and no liabilities to related parties (previous year: €1,243.9 thousand). Transactions with related parties were conducted at arm's-length conditions.

13. Other information
Important events after the balance sheet date
After the balance sheet date, the BWT Group acquired Culligan International (UK) Limited, which was previously a member of the Culligan Group. The acquired company has 160 employees and will be consolidated from the start of July 2010.

Mandatory information on the waiver of an audit review
The present consolidated interim financial statements were neither audited nor reviewed by a certified auditor.

Responsibility statement (section 87 (1) no. 3 of the Austrian Stock Exchange Act)
We confirm that, to the best of our knowledge, the condensed interim consolidated financial statements prepared in accordance with the applicable reporting principles give a true and fair view of the net assets, financial position and results of operations of the Group, and the interim management report of the Group gives a true and fair view of the net assets, financial position and results of operations of the Group with respect to events in the first six months of the financial year and their impact on the interim consolidated financial statements, the material risks and uncertainties in the remaining six months of the financial year and the required related party disclosures.

Mondsee, 28.07.2010

The Management Board



Andreas Weissenbacher
Chief Executive Officer



Gerhard Speigner
Chief Financial Officer

Financial Calendar 2010:

Q3 2010 report	12 November 2010

Information and inquiries:

BWT Aktiengesellschaft
A-5310 Mondsee
Walter-Simmer-Straße 4
Tel. +43/6232/5011-1113
Fax +43/6232/5011-1019
E-Mail: investor.relations@bwt-group.com

www.bwt-group.com